EXHIBIT 12.1

PRIME MEDICAL SERVICES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003 (Unaudited)

	Six Months Ended June 30,
($ in thousands)	2004	2003
Income before provision for income taxes and after minority interests	$5,524	$4,773

Undistributed equity income	--	--

Minority interest income of subsidiaries with fixed charges	6,204	4,261

Adjusted earnings	11,728	9,034

Interest on debt	4,626	4,537

Loan fees	--	--

Total fixed charges	4,626	4,537

Total available earnings before fixed charges	$16,354	$13,571

Ratio	3.5	3.0